UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 7, 2022

Tropical Racing, Inc.

(Exact name of issuer as specified in its charter)

Florida

State or other jurisdiction of incorporation or organization

82-1034364

(I.R.S. Employer Identification No.)

1740 Grassy Springs Road, Versailles, Kentucky 40383

(Full mailing address of principal executive offices)

(561) 513-8767

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one Class A Share and one Class A Common Share purchase warrant.

ITEM 9.  STRATEGIC RELATIONSHIP ANNOUNCED

On December 7, 2022, Game of Silks, Inc., a Delaware corporation and subsidiary (“Silks”) of the issuer Tropical Racing, Inc., a Florida corporation (the “Company”), announced by press release a strategic relationship with NYRA Bets Holding, LLC (“NYRA”), a subsidiary of NYRA Bets, LLC, the official online wagering platform of the New York Racing Association, Inc. Since its launch in April 2022, Silks has connected the real world of Thoroughbred horse racing to the Metaverse, and this partnership strengthens that strategic relationship. This agreement furthers Silks and NYRA’s mission to promote an innovative sector of the global horse racing industry through Web3 gaming and blockchain technology. Silks’ strategic relationship with NYRA broadens opportunities for racehorse enthusiasts in an entertaining way.

On December 10, 2021, the Company previously announced it expanded its reach through an investment in Silks, a venture intended to introduce the thoroughbred horse racing industry to the next generation of sporting enthusiasts. The industry is seeking to attract the Millennial and future generations to pedigree racing, and the Company believes its partnership with Silks will bring an influx of fans and exhilaration to the sport.  The Company invested a total of $1,000,000 paid in two installments consisting of $700,000 in December 2021 and the remaining balance of $300,000 in January 2022. The investment resulted in a 40% ownership stake in Silks.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROPICAL RACING, INC.

Date: December 9, 2022	By:	/s/ Troy Levy
	Name:	Troy Levy
	Title:	President

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